भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date :
Ref. No. 08.07.2009
CO/S&B/JAIN/2009/ ~~1079~~ 1080

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SUPPL

SEC
Mail Processing
Section

JUL 17 2009

Washington, DC
120

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30th JUNE 2009

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/1063 dated 08.07.2009 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,

09046640

(S.W.Tanksale)
General Manager

Encl. as above

7/28

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 08.07.2009
Ref. No.: CO/S&B/JAIN/2009/ 1063

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30th JUNE 2009

In terms of Clause 35 of the Listing Agreement, we enclose a copy of the shareholding pattern of the Bank as on 30th June 2009. We also enclose a soft copy of the same,which is being e-mailed as well.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. as above

FILE NO. 82.4521

Annexure II

(I)(a) Statement showing Shareholding Pattern

Name of the Company:		STATE BANK OF INDIA						
Code:	SE	Qtr -ended:	30-Jun-2009		Face Value	10.00		
Category code (I)	Category Share Holder (II)	Number of share Holders (III)	Total Number of Shares (IV)	No Of sharesHeld in Demat Form (V)	Total shareholding as a percentage of total number of shares		Share pledged or otherwise encumbered	
					As a percentage (A+B) (VI)	As a percentage of (A+B+C) (VII)	Number of Shares (VIII)	As a percentage (IX) = (VIII)/(IV)*100
(A)	Share Holding of Promoters and promoters Group							
1	Indian							
(a)	Individuals/Hindu Undivided Family	0	0	0	0.0000	0.0000	0	0.0000
(b)	Central Government/State Govts	1	377,207,200	377,207,200	61.9816	59.4139	0	0.0000
(c)	Bodies Corporate	0	0	0	0.0000	0.0000	0	0.0000
(d)	Institutions	0	0	0	0.0000	0.0000	0	0.0000
(e)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0.0000
Sub Total (A)(1)		1	377,207,200	377,207,200	61.9816	59.4139	0	0.0000
2	Foreign							
(a)	Individuals (Non-Resident Individuals/Foreign Individuals)	0	0	0	0.0000	0.0000	0	0.0000
(b)	Bodies Corporate	0	0	0	0.0000	0.0000	0	0.0000
(c)	Financial Institutions / Banks	0	0	0	0.0000	0.0000	0	0.0000
(d)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0.0000
d-i		0	0	0	0.0000	0.0000	0	0.0000
d-ii		0	0	0	0.0000	0.0000	0	0.0000
Sub Total (A)(2)		0	0	0	0.0000	0.0000	0	0.0000
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	1	377,207,200	377,207,200	61.9816	59.4139	0	0.0000
(B)	Public shareholding						N.A	N.A
1	Institutions						N.A	N.A
(a)	Mutual Funds/UTI	304	31,202,242	31,173,262	5.1271	4.9147	0	0.0000
(b)	Financial Institutions / Banks	81	1,208,464	1,195,224	0.1986	0.1903	0	0.0000
(c)	Central Government/State Govts	3	122,428	470	0.0201	0.0193	0	0.0000
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000	0	0.0000

DATAMATICS FIN. S MUMBAI

FILE NO. 82.45?4

(e)	Insurance Companies	24	67,234,649	67,233,399	11.0478	10.5901	0	0.0000
(f)	Foreign Institutional Investors	533	57,069,326	56,964,651	9.3775	8.9890	0	0.0000
(g)	Foreign Venture Capital Investors	0	0	0	0.0000	0.0000	0	0.0000
(h)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0.0000
(h-i)		0	0	0	0.0000	0.0000	0	0.0000
(h-ii)		0	0	0	0.0000	0.0000	0	0.0000
	Sub Total (B) (1)	945	156,837,109	156,567,006	25.7710	24.7034	0	0.0000
2	**Non-institutions**						N.A	N.A
(a)	Bodies Corporate	4,677	32,138,671	32,050,246	5.2809	5.0622	0	0.0000
(b)	Individuals							
i)	Individuals shareholders holding nominal Shares capital up to Rs 1lakh	725,787	37,618,884	24,334,767	6.1814	5.9254	0	0.0000
ii)	Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	56	2,783,695	2,783,695	0.4574	0.4385	0	0.0000
(c)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0.0000
(c-i)	Non Resident Indian	3,880	449,570	427,027	0.0739	0.0708	0	0.0000
(c-ii)	Trusts	156	289,857	280,367	0.0476	0.0457	0	0.0000
(c-iii)	OCB	5	1,130	730	0.0002	0.0002	0	0.0000
(c-iv)	Foreign National	4	297	297	0.0000	0.0000	0	0.0000
(c-v)	Foreign Body Corporates	3	183,805	183,805	0.0302	0.0290	0	0.0000
(c-vi)	Clearing Member	675	1,068,634	1,068,634	0.1756	0.1683	0	0.0000
	Sub Total (B)(2)	735,243	74,534,543	61,109,568	12.2473	11.7399	0	0.0000
	Total Of Public Shareholding Public Group (B)=(B)(1)+(B)(2)	736,188	231,371,652	217,676,574	38.0184	36.4434	N.A	N.A
	Total (A+B)	736,189	608,578,852	594,883,774	100.0000	95.8573	0	0.0000
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	26,301,370	26,301,370	xxxx	4.1427	N.A	N.A
GRAND TOTAL (A)+(B)+ (C)		736,190	634,880,222	621,185,144	xxxx	100.0000	0	0.0000

DATAMATICS FIN. SER. LTD.
MUMBAI

FILE NO. 82.4524

MAINMENU

(I)(b) **Statement showing Shareholding of persons belonging to the category of Promoter and Promoter Group**

30-Jun-2009

Sr. No.			Name of the shareholder	Total Shares held		Shares pledged or otherwise encumbered		
				Number of shares	As a percentage of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub clause (I)(a)
(I)			(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
1			PRESIDENT OF INDIA	377207200	59.4139	0	0.0000	0.0000
TOTAL				377207200	59.4139	0	0.0000	0.0000

DATAMATICS FIN. SER. MUMBAI

FILE NO. 82-4524

MAINMENU

(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares					30-Jun-09
Sr. No.			Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C)
1			THE BANK OF NEW YORK	GDR	26301370	4.1427
TOTAL					26301370	4.1427

DATAMATICS FIN. SER. LTD.

FILE NO. 82.4524

				MAINMENU	
(II)(a)	Statement showing details of Depository Receipts (DRs)				
					30-Jun-2009
Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C)	No of Folios
1	GDR	13150685	26301370	4.1427	1
TOTAL		13150685	26301370	4.1427	1

DATAMATICS FIN. SER. LTD.

FILE NO. 82.4524

MAINMENU

(I)(c)	Statement showing Shareholding of persons belonging to the category				
	"Public" and holding more than 1% of the total number of shares				30-Jun-2009
Sr. No.			Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1			LIFE INSURANCE CORPORATION OF INDIA - GROUP	60348204	9.5054
2			ICICI PRUDENTIAL LIFE INSURANCE COMPANY LTD	11735793	1.8485
TOTAL				72083997	11.3539

DATAMATICS

FILE NO. 82.4524

MAINMENU

(B)(2)(c)(iii) Statement showing Shareholding of persons belonging to the category
OCB 30 JUNE 2009

Sr. No.	Dpid	Client Id	Name	Shares Held	% To Capital	No. Of Folios
1	IN302470	10793810	YONKERS FINANCE CORPORATION LIMITED	600	0.0001	1
2		03081050	CGL HOLDINGS MAURITIUS LTD	350	0.0001	1
3	12012107	00015841	KHEDA INFIN AND MARKETING PVT LTD	120	0.0000	1
4		03106131	TAKEOFF ENTERPRISES LTD (MAURITIUS)	50	0.0000	1
5	12010900	01937032	HEMCHAND FINANCE AND INVESTMENT CONS	10	0.0000	1
			TOTAL	**1130**	**0.0002**	**5**

DATAMATICS

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 11.07.2009
Ref. No.:
CO/S&B/JAIN/2009/ 1129

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/1109 dated 11.07.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl: as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 11.07.2009

Ref. No.:
CO/S&B/JAIN/2009/1109

FILE NO. 82.4524

Dear Sir/Madam,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No. SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 9th July 2009 issued by M/s Sudit K Parekh & Co., Chartered Accountants, for the quarter ended 30.06.2009, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total number of equity shares held in physical form	1,36,95,078
b) Total number of equity shares held in dematerialized form	62,11,85,144
Total	**63,48,80,222**

ii) The Register of Members (RoM) is updated.
iii) All requests received for dematerialisation during the quarter have been processed within 21 days.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. as above

Sudit K Parekh & Co

Chartered Accountants

Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai – 400 001
Ph: + 91 22 6617 8000, Fax: + 91 22 6617 8002
Email: admin@skparekh.com

STATE BANK OF INDIA **FILE NO. 82.4524**

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity shares issued by State Bank of India held in physical and dematerialized form as at 30th June 2009. The record of physical shares is maintained by the Registrar and Transfer Agent M/s. Datamatics Financial Services Ltd. and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	30th June 2009
2.	ISIN	:	INE 062A01012
3.	Face value	:	Rs.10/-
4.	Name of the Company	:	State Bank Of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400021.
6.	Correspondence address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos	:	22883888/22855348
8.	Email address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE.

		Number of shares	% of Total Listed Capital
10.	Issued capital	63,48,80,222	100%
11.	Listed capital (Exchange-wise) (as per company records)	63,48,80,222	100%
12.	Held in dematerialized form in CDSL	41,25,92,021	64.99%
13.	Held in dematerialized form in NSDL	20,85,93,123	32.86%

SUDIT K. PAREKH & CO. MUMBAI CHARTERED ACCOUNTANTS

14. Physical | 1,36,95,078 | 2.15%

15. Total no. of shares (12+13+14) | 63,48,80,222

16. Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15) | Not Applicable

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principle Approval pending for SE (Specify names)
NOT APPLICABLE						

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated up to which date : Yes, 30th June,2009

19. Reference of previous quarter with regards to excess Dematerialized Shares, if any : NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? : NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay. : Based on test check we have observed that during this quarter all Dmat requests have been processed within 21 days.

Total no. of Demat requests confirmed after 21 days	No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days	Nil	Nil	Nil

SUDIT K. PAREKH & CO. MUMBAI CHARTERED ACCOUNTANTS

22.	Name, Telephone & Fax No. of the Compliance Officer of the Co.	:	Mr. Mrinal Shanker GM Compliance E-mail: gm.compliance@sbi.co.in Tel. No: 22741450, 22021392
23.	Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s Sudit K. Parekh & Co, Chartered Accountants, Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai 400 001. Tel. No. 6617 8000 Fax No. 6617 8002 Reg. No. 110512W
24.	Appointment of common agency for share registry work	:	If yes, (name and address): Datamatics Financial Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	:	NIL

FOR SUDIT K. PAREKH & CO.
Chartered Accountants

(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 9th July, 2009

SUDIT K. PAREKH & CO. ★ MUMBAI ★ CHARTERED ACCOUNTANTS

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No.:

FILE NO. 82.4524

CO/S&B/JAIN/2009/ 872

Date: 19.06.2009

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/866 dated the June 19, 2009, addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
Encl. : as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :

Ref. No.:

CO/S&B/JAIN/2009/866

Date: 19.06.2009

LE NO. 82.4524

Dear Sir/Madam

LISTING AGREEMENT: CLAUSE 36
ACQUISITION OF STATE BANK OF INDORE

In terms of Clause 36 of the Listing Agreement, we advise that the Central Board of the Bank at its meeting held at Mumbai on 19th June 2009 has approved a proposal for the acquisition of State Bank of Indore by State Bank of India, subject to approval by the Reserve Bank of India and the Government of India.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No.:

FILE NO. 32.4524

Letter No. CO/S&B/JAIN/2009/ 907 Date: 22-06-2009

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : PAYMENT OF DIVIDEND

We enclose for your information, a copy of our letter No. CO/S&B/JAIN/2009/892 dated 22nd June, 2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl: As Above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 22-06-2009
Ref. No.: CO/S&B/JAIN/2009/892

FILE NO. 32.4524

Dear Sir/Madam,

LISTING AGREEMENT
PAYMENT OF DIVIDEND

In terms of Clause 21 of the Listing Agreement, we have to advise that the Central Board of the Bank in its meeting held on the 9th May, 2009, declared payment of dividend @ Rs.29.00 per share Accordingly, the dividend warrants will be issued and will bear the date 17th July, 2009 and will be payable at par at all State Bank of India branches, irrespective of the amount.

Yours faithfully,

(S.W.Tanksale)
General Manager

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 01.06.2009

Ref. No.: CO/S&B/SKJ/2009/ 611

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 32.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information, a copy of our letter No.CO/S&B/SKJ/2009/601 dated 01.06.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :

Ref. No.:
01.06.2009

CO/S&B/SKJ/2009/601

FILE NO. 82.4524

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
HIKE OF STAKE OF STATE BANK OF INDIA IN NEPAL SBI LTD.

In terms of Clause 36 of the Listing Agreement, we advise that the State Bank of India has been allotted 437400 shares in Nepal SBI Ltd. (a Nepal based Joint Venture Bank in which SBI has a shareholding of 50%) in a divestment of stake by Agricultural Development Bank, Nepal conducted through a competitive bid process.

The total shareholding of State Bank of India in Nepal SBI Ltd. will reach 55%, after transfer of these shares to SBI, with due necessary regulatory approvals / clearances.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No.:16.05.2009

CO/S&B/SKT/2009/ 452

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
54th ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information, a copy of our letter No.CO/S&B/SKT/2009/395 dated 16th May, 2009 addressed to the Bombay Stock Exchange Ltd., Mumbai alongwith a copy of Notice dated 30th March 2009.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 16.05.2009

Ref. No.: CO/S&B/SKT/2009/395

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT
54th ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

In terms of Clause 31(c) of the Listing Agreement, we enclose three copies of the Notice dated 30th March, 2009, issued by our Chairman informing our shareholders that the 54th Annual General Meeting of the shareholders of the Bank will be held at "Y.B. Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021 (Maharashtra) on Friday, the 19th June, 2009 at 3.30 p.m.

Yours faithfully,

General Manager

Encl. as above

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI - 400 021

NOTICE FILE NO. 82.4524

The 54th Annual General Meeting of the Shareholders of the State Bank of India will be held at the **"Y.B. Chavan Centre"**, General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021 (Maharashtra) on Friday, the 19th June, 2009 at 3.30 P.M. for transacting the following business: -

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2009 and the Auditors' Report on the Balance Sheet and Accounts."

Mumbai.
Date : 30th March, 2009

(O.P.BHATT)
CHAIRMAN

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 14.05.2009
Ref. No.: CO/S&B/JAIN/2009/

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/424 dated 14.05.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2.Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl: as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date : 14.05.2009

Ref. No.:
CO/S&B/JAIN/2009/424

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO. 30

In terms of Clause 30 (a) of the Listing Agreement, we advise that Shri Ashok Chawla, Finance Secretary, Government of India, has been appointed, under Section 19 (e) of the State Bank of India Act, as a director on the Board of State Bank of India with effect from the 13th May 2009, as per the Notification F.No. 9/9/2009-BO.I dated the 13th May 2009, issued by the Government of India.

2.In this connection, we also enclose a copy of the above Government of India Notification.

Yours faithfully,

General Manager

Encl. as above

BKG MOF FAX NO. :011-23360578 May. 13 2009 04:14PM P1

SBI Chairman's Sectt For information Please

[TO BE PUBLISHED IN PART II SECTION 3(ii) OF THE GAZETTE OF INDIA]

F.No. 9/9/2009-BO.I
Government of India
Ministry of Finance
Department of Financial Services

New Delhi, the 13th May, 2009
Vaisakha 23, 1931 (Saka)

NOTIFICATION FILE NO. 82.4524

In exercise of the powers conferred by clause (e) of section 19 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, hereby nominates Shri Ashok Chawla, Finance Secretary, Ministry of Finance, New Delhi as a Director on the Central Board of State Bank of India with immediate effect and until further orders vice Shri Arun Ramanathan.

(G.B. Singh)
Deputy Secretary to the Government of India

To
The Manager
Government of India Press
Mayapuri Industrial Area
Ring Road
New Delhi.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,i
Washington D.C. 20549
U.S.A.

Date : 13.05.2009
Ref. No.: CO/S&B/SKT/2009/ 422

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2009

We enclose for your information, a copy of our letter No.CO/S&B/SKT/2009/415 dated 13th May, 2009 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 13-05-2009
Ref. No.: CO/S&B/SKT/2009/415

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA FOR THE YEAR ENDED 31st MARCH, 2009

We refer to our letter no. CO/S&B/SKT/2009/315 dated 09.05.2009 along with which we had submitted a copy of the audited results by way of annexure. Some of the information in the annexure have been revised/regrouped, as per the table given by way of enclosure, to reflect the correct position. We, therefore, submit the latest version of Annexure with revised figures in the prescribed format for information and necessary action at your end.

Yours faithfully,

General Manager

Encl. as above

FILE NO. 82.4524

S. No.	Item No.	Column No.	Original Figures	Revised Figures
1.	8. – of which provision for Non-performing assets	Quarter ended 31.03.2009	1178.72 cr.	1296.25 cr.
2.	18(v). Return on assets (annualized)	Quarter ended 31.03.2009	1.04%	1.10%
3.	18(v). Return on assets (annualized)	Quarter ended 31.03.2008	1.01%	1.10%
4.	20(b) Non-encumbered ------------------------------	Figures already advised vide our letter No. CO/S&B/JAIN/369 dated 11.05.2009		
5.	Part A Primary Segments- 1a. Treasury	Year ended 31.03.2009	13109.88 cr.	19838.88 cr.
6.	Part A Primary Segments- 1b. Corporate/wholesale Banking	Year ended 31.03.2009	30970.41 cr.	24241.41 cr.
7.	Part A Primary Segments- 1d. Unallocated	Year ended 31.03.2008	---	345.69 cr.
8.	Total of item No. 1	Year ended 31.03.2008	57299.55 cr.	57645.24 cr.
9.	Part B Secondary Segments-Revenues	Year ended 31.03.2009	71482.43 cr.	71563.34 cr.
10.	Part B Secondary Segments-Total Revenues	Year ended 31.03.2009	76398.31 cr.	76479.22 cr.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2009

Rs. in crores

	Particulars	Quarter ended		Year ended		Consolidated Year Ended	
		31.03.2009	31.03.2008	31.03.2009	31.03.2008	31.03.2009	31.03.2008
1	Interest Earned (a)+(b)+(c)+(d)	17342.39	13576.73	63788.43	48950.31	91667.01	71495.82
	(a) Interest/discount on advances/bills	12083.61	9603.47	46404.71	35228.11	67285.12	51920.07
	(b) Income on investments	4230.89	3211.76	15574.11	11944.16	22079.30	17406.32
	(c) Interest on balances with Reserve Bank of India and other interbank funds	880.15	218.80	1474.38	1200.08	1783.50	1442.55
	(d) Others	147.74	542.70	335.23	577.96	519.09	726.88
2	Other Income	4718.22	2817.20	12690.79	8694.93	21426.08	18722.99
3	TOTAL INCOME (1+2)	22060.61	16393.93	76479.22	57645.24	113093.09	90218.81
4	Interest Expended	12500.45	8776.14	42915.29	31929.08	62626.46	47944.04
5	Operating Expenses (i) + (ii)	4283.11	3244.66	15648.70	12608.61	26201.15	23943.23
	(i) Employee cost	2349.60	1569.60	9747.31	7785.87	12626.62	10457.51
	(ii) Other Operating Expenses	1933.51	1675.06	5901.39	4822.74	13574.53	13485.72
6	TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	16783.56	12020.80	58563.99	44537.69	88827.61	71887.27
7	OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	5277.05	4373.13	17915.23	13107.55	24265.48	18331.54
8	Provisions (other than tax) and Contingenecies	1377.66	1619.14	3734.57	2668.65	6000.08	4340.97
	— of which provisions for Non-performing assets	1296.25	1066.98	2474.97	2000.94	3616.30	2804.05
9	Exceptional Items				0.00	370.57	0.00
10	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (7-8-9)	3899.39	2753.99	14180.66	10438.90	17894.83	13990.57
11	Tax expense	1157.08	870.74	5059.42	3709.78	6721.77	4777.73
12	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (10-11)	2742.31	1883.25	9121.24	6729.12	11173.06	9212.84
13	Extraordinary items (net of tax expense)		0.00		0.00	0.00	0.00
14	NET PROFIT FOR THE PERIOD (12-13)	2742.31	1883.25	9121.24	6729.12	11173.06	9212.84
	Share of Minority					217.78	252.23
15	NET PROFIT AFTER MINORITY INTEREST					10955.28	8960.61
16	Paid-up equity Share Capital (Face Value of Rs.10 per share)	634.88	631.47	634.88	631.47	634.88	631.47
17	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	57312.81	48401.19	57312.81	48401.19	71755.51	60604.91
18	Analytical Ratios						
	(i) Percentage of shares held by Government of India	59.41%	59.73%	59.41%	59.73%	59.41%	59.73%
	(ii) Capital Adequacy Ratio						
	Basel I	12.97%	13.54%	12.97%	13.54%		
	Basel II	14.25%		14.25%			
	(iii) Earnings Per Share (EPS) (in Rs.)						
	(a) Basic and diluted EPS before Extraordinary items (net of tax expenses)	43.23 (not annualised)	34.65/34.62 (not annualised)	143.77	126.62/126.50	172.68	168.61/168.45
	(b) Basic and diluted EPS after Extraordinary items	43.23	34.65/34.62	143.77	126.62/126.50	172.68	168.61/168.45
	(iv) NPA Ratios						
	(a) Amount of gross non-performing assets	15588.60	12837.34	15588.60	12837.34		
	(b) Amount of net non-performing assets	9552.02	7424.33	9552.02	7424.33		
	(c) % of gross NPAs	2.84%	3.04%	2.84%	3.04%		
	(d) % of net NPAs	1.76%	1.78%	1.76%	1.78%		
	(v) Return on Assets (Annualised)	1.10%	1.10%	1.04%	1.01%		
19	Public Shareholding						
	No. of shares	[illegible]	[illegible]	[illegible]	[illegible]		
	Percentage of Shareholding	40.59%	40.27%	40.59%	40.27%		
20	Promotors and Promotor Group Shareholding						
	(a) Pledged/Encumbered						
	Number of Shares	NIL					
	Percentage of Shares (as a percentage of the total shareholding of promoter and promotor group)						
	Percentage of Shares (as a percentage of the total share capital of the company)						
	(b) Non-encumbered						
	Number of Shares	377207200	377207200	377207200	377207200		
	Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)	100%	100%	100%	100%		
	Percentage of Shares (as a percentage of the total share capital of the company)	59.41%	59.73%	59.41%	59.73%		

The above results have been approved by the Central Board of the Bank on the 9th May 2009.

Date 09.05.2009
Kolkata

STATE BANK OF INDIA

Central Office, Mumbai - 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2009

Segment-wise Revenue, Results and Capital Employed

Part A : Primary Segments — Rs.in.crores

		Particulars	Year ended 31.03.2009	Year ended 31.03.2008
1		Segment Revenue (income)		
	a	Treasury	19838.88	13982.33
	b	Corporate / Wholesale Banking	24241.41	15662.77
	c	Retail Banking	32398.93	27654.45
	d	Unallocated	-	345.69
		Less Inter Segmental Revenue		
		Total	76479.22	57645.24
2		Segment Results (Profit before tax)		
	a	Treasury	3744.64	1230.76
	b	Corporate / Wholesale Banking	5071.12	4961.26
	c	Retail Banking	7222.86	5617.52
		Total	16038.62	11809.54
		Add / (Less) : Unallocated	-1857.96	-1370.64
		Operating Profit	14180.66	10438.90
		Less : Tax	5059.42	3709.78
		Less : Extraordinary Profit / Loss		
		Net Profit	9121.24	6729.12
3		Capital Employed		
	a	Treasury	19303.77	13166.77
	b	Corporate / Wholesale Banking	15672.85	29478.56
	c	Retail Banking	22971.07	6387.33
		Total	57947.69	49032.66

* Equity Capital is allocated between segments in proportion of the Assets of respective segments

Part B : Secondary Segments — Rs.in.crores

Geographic Segments	Domestic Operation		Foreign Operation		Total	
	Year ended		Year ended		Year ended	
Particulars	31.03.2009	31.03.2008	31.03.2009	31.03.2008	31.03.2009	31.03.2008
Revenue	71563.34	51493.43	4915.88	6151.81	76479.22	57645.24
Assets	856147.58	632865.94	108284.50	88660.37	964432.08	721526.31

1. The Central Board have declared a dividend of Rs. 29 per share (290%) for the year ended 31st March 2009.

2. During the year State Bank of Saurashtra (SBS) was acquired by the Bank.

3. During the year the Bank has issued 3409846 equity shares of Rs. 10 each for cash at a premium of Rs. 1580 per equity share aggregating to Rs. 542.17 crores to its employees under SBI Employees Share Purchase Schem

4. Number of investor's complaints received and disposed off during the quarter ended 31.03.2009:
(i) pending at the beginning of the quarter-03 (ii) received during the quarter-76
(iii) disposed off during the quarter 79 (iv) outstanding at the end of the quarter- Nil.

R. SRIDHARAN
MD & GE (A&S)

S. K. BHATTACHARYYA
MD & CCRO

O. P. BHATT
CHAIRMAN

FILE NO. 82.4524